BOKONI PLATINUM MINE CONCLUDES WAGE AGREEMENT

December 19 2013, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) is pleased to advise that its operating subsidiary, Bokoni Platinum Mines Pty Ltd (“Bokoni Mine”) has reached a wage agreement with NUM, TAWUSA and UASA, the recognised trade unions at its mine operations.

The wage agreement:

  provides for an average increase which exceeds the increase in the South African cost of living as measured by the inflation rate (CPI-X);
  will be implemented retrospectively with effect from 1 July 2013; and
  will remain in place for one year.

Bokoni Mine currently employs approximately 3,500 permanent employees.

This wage agreement represents a positive step forward for Bokoni Mine and its workforce, and contributes to the creation of a sustainable future for the mine and its stakeholders.

The platinum sector has, in recent times, experienced challenging conditions and we would like to thank our workforce and its leadership for their positive and pragmatic approach to the wage negotiations.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

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